February 2013 Pricing Sheet dated February 27, 2013 relating to Preliminary Terms No. 581 dated February 6, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Trigger Jump Securities With Conditional Observation Based on the Value of the S&P 500® Index due February 27, 2018
PRICING TERMS – FEBRUARY 27, 2013
Issuer:	Morgan Stanley
Issue price:	$10 per security (see “Commissions and issue price” below)
Stated principal amount:	$10 per security
Pricing date:	February 27, 2013
Original issue date:	March 4, 2013 (3 business days after the pricing date)
Maturity date:	February 27, 2018
Aggregate principal amount:	$12,900,000
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:
•  If the final index value is greater than the initial index value:
$10 + ($10 × the greater of (i) the index percent increase and (ii) the fixed return)
•  If the final index value is less than or equal to the initial index value but greater than or equal to the downside threshold, meaning the value of the underlying index has remained unchanged or has declined by no more than 30% from its initial value:
$10
•  If the final index value is less than the downside threshold, meaning the value of the underlying index has declined by more than 30% from its initial value:
$10 × index performance factor
This amount will be significantly less than the stated principal amount of $10, and will represent a loss of at least 30%, and possibly all, of your investment.

Fixed return:	$2.50 per security (25% of the stated principal amount)
Index percent increase:	(Conditional observation index value – initial index value) / initial index value
Conditional observation index value:	The highest closing value of the underlying index observed on the observation dates
Observation dates:
Each Wednesday during the period from but excluding the pricing date to and including the valuation date, provided that the final observation date will be the valuation date.  The observation dates will be subject to postponement for non-index business days and market disruption events.

Downside threshold:	1,061.193, which is 70% of the initial index value
Index performance factor:	final index value / initial index value
Initial index value:	1,515.99, which is the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	February 22, 2018, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61761M557 / US61761M5572
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
Per security	$10	$0.30	$9.70
Total	$12,900,000	$387,000	$12,513,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.90 per security.  Please see “Syndicate Information” on page 15 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for Jump Securities.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 581 dated February 6, 2013
Product Supplement for Jump Securities dated August 17, 2012    Index Supplement dated November 21, 2011   Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.